

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 14, 2022

Chongyi Yang
Chief Executive Officer
CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.
Room 1907, No. 1038 West Nanjing Road
Westagate Mall
Jing'An District, Shanghai, China 200041

> Re: **CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.**
> **Registration Statement on Form 10**
> **Filed August 18, 2021**
> **File No. 000-05474**

Dear Mr. Yang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc:     Rhonda Keaveney